UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.6)

Platinum Group Metals Ltd.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

72765Q882

(CUSIP Number)

COPY TO:

Joshua Beiser

Senior Investment Counsel

Liberty Mutual Insurance

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications)

June 22, 2021

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The

remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72765Q601	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,250,483
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 6,250,483
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,483
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.41%
14.	TYPE OF REPORTING PERSON OO

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on January 10, 2013 (the “Schedule 13D”), as it has been amended from time to time, with respect to the shares of common stock, no par value, of Platinum Group Metals Ltd. (the “Issuer” or “Platinum Group”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 2. Identity and Background

No Modification.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by adding the following paragraph immediately following the last paragraph of Item 3.

On June 22, 2021, LMMH sold 85,500 Common Shares of the Issuer at a price of US$3.565 per Common Share in the public market for gross proceeds of US$304,807.50.

Item 4. Purpose of Transaction

No Modification.

Item 5. Interest in Securities of the Issuer

Item 5 (a) and (b) are hereby amended and restated as follows:

(a) On, June 22, 2021, LMIH disposed of 85,500 shares. Following the sale on June22, 2021, LMMH currently holds 6,250,483 Common Shares representing 8.41% of the 74,349,361 current issued and outstanding Common Shares as disclosed on the Issuer’s latest financial statements.

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 6,250,483 Common Shares. LMMH has no shared power to either vote or dispose of the shares.

(c) During the 60 days preceding the date of this report, the Reporting Person sold and purchased the following shares of the Issuer’s Common Shares and Warrants.:

Reporting Person	Date Sold	Quantity	Price Per Share
LMMH	June 7, 2021	120,023	US$4.04
LMMH	June 8, 2021	81,482	US$3.98
LMMH	June 9, 2021	117,988	US$3.96
LMMH	June 10, 2021	76,023	US$3.96
LMMH	June 11, 2021	25,847	US$3.98
LMMH	June 15, 2021	83,815	US$3.82
LMMH	June 16, 2021	26,300	US$3.86
LMMH	June 18, 2021	45,400	US$3.63
LMMH	June 21, 2021	87,139	US$3.57
LMMH	June 22, 2021	85,500	US$3.57

(d) With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: June 23, 2021	By:	/s/ Damon Barber
Damon Barber
Vice President